

Mail Stop 3561

August 17, 2008

Robin L. Smith
Chief Executive Officer
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170

> **Re:** **NeoStem, Inc.**
> **Form S-4**
> **Filed July 15, 2009**
> **File No. 333-160578**

Dear Dr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note the comment letter from the staff dated July 24, 2008 with respect to your Form 10-K for the fiscal year ended December 31, 2008, filed March 31, 2009. Please be advised that your outstanding comments concerning the Form 10-K must be resolved prior to the effectiveness of the Form S-4 registration statement.

2.   We note that you have filed a confidential treatment request regarding a network agreement. Please note that any comments regarding that request will be provided under separate cover.

NeoStem Proposal No. 1, page 86

3.   Please revise to expand the "Background of the Merger" section found on page 86. See item 6 of Form S-4 and Item 1005(c) of Regulation M-A. For example:

- Provide the dates during which Dr. Smith sat on the CBH advisory board.
- Provide any specific value amount discussed in meetings between Dr. Smith and Mr. Mao approximately a year and a half ago.
- Provide dates for the "[f]urther conversations" that "led to the discussion of future medical therapies…"
- Provide the date when Mr. Mao "began looking into stem cell companies in China."
- Explain what transpired between "early 2008" and May 16, 2009.
- Provide disclosure regarding the negotiations following the letters of intent, including relevant dates and the terms of the offers presented.
- Describe what transpired between November 2, 2008 and "[b]eginning in 2009."
- Disclose the status of the discussions with regard to acquiring an option to purchase Shandong New Medicine.

Material United States Federal Income Tax Consequences Of The Merger, page 102

4.   It appears that tax matters are material to the transaction for which your registration statement is being filed. Please file the tax opinions by Lowenstein Sandler PC and Troutman Sanders LLP pursuant to Item 601(b)(8) of Regulation S-K.

5.   Revise to clarify whether this disclosure is covered by counsel's opinion. If this disclosure is covered by counsel's opinion, please revise to state which portions are covered and identify counsel's opinion on each material tax conclusion. We may have further comment.

6.   It was unclear to us why you were unable to conclude whether the transaction would qualify as a reorganization under Section 368(a). Your tax discussion should not assume the tax consequence at issue. You must opine on the material tax issue – whether the transaction qualifies as a reorganization under Section 368(a). Please revise as appropriate. We may have further comment.

Fairness Opinion, page 104

7.   We note you indicate that the fairness opinion in Annex C will be filed by amendment. Provide the fairness opinion in your next amendment. We may have further comment.

8.   Please provide the information regarding vFinance Investments, Inc. as would be required by Item 1015(b) of Regulation M-A. Describe the instructions given by NeoStem to vFinance Investments, Inc. and any limitation imposed by NeoStem on the scope of the investigation. See Item 4(b) of Form S-4.

9.   Please revise to provide more details on how vFinance valued the total consideration offered at a range of $20.2 million to $23.9 million.

10.   Please provide the operating statistics for each individual company used in the comparable public company trading multiple analysis and the comparable mergers and acquisitions multiple analysis.

11.   Please clarify how you determined that the companies in the comparable public company trading multiple analysis and the comparable mergers and acquisitions multiple analysis were comparable. Provide the criteria used for their selection. In addition, please revise to disclose the revenues and profits for the selected companies and compare them to Erye so that investors can determine whether they are reasonably comparable.

12.   Please provide more detail on the analysis vFinance used in the comparable public company trading multiple analysis. Address how vFinance derived the set of market-based valuation multiples from the nine selected companies based on the five operating statistics. Also indicate how vFinance derived the range of equity values for Erye between $20.2 million and $49.2 million.

13.   Please revise to provide more detail on the analysis vFinance conducted in the comparable mergers and acquisitions multiple analysis. Identify the ten transactions that vFinance deemed to be comparable. Clarify how vFinance derived the market-based valuation multiples from the transactions and how vFinance used the multiples to assign value to Erye.

14.   Revise to provide more detail on the discounted cash flow analysis performed by vFinance.

15.   Please disclose the "certain cash flow streams for each of Eyre's business" in the discounted cash flow analysis.

16.   Please disclose the returns and discount rates used in the discounted cash flow analysis and further describe the bases for arriving at these.

17.   Please disclose the projected future cash flows that resulted from the discounted cash flow analysis.

Description of Exchange Offer, 293

18.   We note that the Exchange Offer seeks to acquire all outstanding warrants to purchase shares of CBH Common Stock other than warrants held by RimAsia. We also note that subject to the cancellation of RimAsia's warrants, all of RimAsia's shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive NeoStem Common Stock and NeoStem Series C Preferred Stock. As it appears that RimAsia is receiving a portion of the merger consideration in exchange for the cancellation of the warrants, please advise us in your response letter how the Exchange Offer is compliant with Exchange Act Rules 14d-10 and 14e-5.

19.   We note that Neostem may waive the Warrant Exchange Condition. It would appear that such waiver would constitute a material change. Please be advised that, depending on the number of days remaining in the Exchange Offer, such a change might require Neostem to extend the offer and recirculate new disclosure to warrant holders. Please see Exchange Act Rule 14d-4(d)(1) and footnote 70 of Exchange Act Release 34-23421.

20.   We note the disclosure in the fifth paragraph on page 293 and in the last sentence of the paragraph following the heading "Manner of Delivery" on page 309. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 14d-10, or revise the disclosure here consistent with Rule 14d-10.

21.   Please provide the disclosure required by Item 1010(a)(3) and (4) of Regulation M-A. See Item 10 of Schedule TO.

How long do I have to tender my warrants…, page 294

22.   Please also confirm in your response letter that the exchange offers will be open for a full 20 business days, as required by Exchange Act Rule 14e-1(a). See Rule 14d-1(g)(3) for additional guidance on the definition of "business day."

Terms of the Exchange Offer, page 301

23.   Disclosure in the second to last paragraph on page 301 indicates that if all
        conditions to the Exchange Offer are satisfied or waived prior to the Expiration
        Time, Neostem will accept all Existing CBH Warrants properly tendered and not
        withdrawn *prior to* the expiration of the Exchange Offer and will issue the
        NeoStem Class C Warrants promptly after the satisfaction of all the conditions to
        the Exchange Offer. It is unclear whether such disclosure is suggesting that upon
        Neostem's acceptance of Existing CBH Warrants, even if such acceptance occurs
        prior to expiration of the Exchange Offer, warrant holders will no longer have the
        right to withdraw the tendered warrants. Such disclosure also appears
        inconsistent with the first sentence following the caption entitled "Acceptance of
        Existing CBH Warrants for Exchange; Delivery of NeoStem Class C Warrants"
        found on page 302 and the second sentence following the caption entitled
        "Withdrawal Rights". Please advise and if necessary revise the disclosure to
        clarify. Refer to Exchange Act Rules 14e-1(a) and 14d-7(a)(1).

Return of Existing CBH Warrants Accepted for Exchange, page 302

24.   Disclosure in this section indicates that if Neostem does not accept any tendered
        Existing CBH Warrants for any reason set forth in the terms and conditions of the
        Exchange Offer, the unaccepted Existing CBH Warrant instrument(s) will be
        returned to holders "as promptly as practicable" after expiration or termination of
        the Exchange Offer. Please revise disclosure throughout your filing to comply
        with Exchange Act Rule 14e-1(c).

Conditions for Completion of the Exchange Offer, page 303

25.   Neostem states in the second paragraph of this section that it will not be required
        to accept the Existing CBH Warrants that have been tendered, and it may
        terminate or amend the Exchange Offer or may postpone the acceptance of the
        Existing CBH Warrants tendered, if at any time prior to the consummation of the
        Exchange Offer any of the listed events has occurred that, in Neostem's
        reasonable judgment, make it inadvisable to proceed with the Exchange Offer. As
        the bidder, Neostem has the right to waive any listed offer condition. However, if
        a condition is triggered, Neostem may not waive the condition by failing to assert
        it. Such inaction would be, in our view, tantamount to a waiver of the applicable
        condition. Depending on the materiality of the waived condition and the number
        of days remaining in the offer, Neostem may be required to extend the offer and
        recirculate new disclosure to option holders. Please confirm the Neostem's
        understanding on both points in your response letter.

26.   We note the language in the last paragraph in this section, to the effect that "[o]ur
        failure at any time to exercise any of the foregoing rights will not be deemed a
        waiver of any right." If an event triggers a listed offer condition, and Neostem

Dr. Robin L. Smith
NeoStem, Inc.
August 17, 2009
Page 6

determines to proceed with the Exchange Offer anyway, it has waived the offer condition. See our comment above with respect to the possible need to extend the Exchange Offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Exchange Offer, Neostem should inform warrant holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Neostem's understanding in your response letter.

* * * * *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Dr. Robin L. Smith
NeoStem, Inc.
August 17, 2009
Page 7

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact John Dana Brown at (202) 551-3859 or David Link at (202) 551-3356 with any questions.

       Sincerely,

       John Reynolds
       Assistant Director

cc: Alan Wovsaniker, Esq.
       Fax: (973) 597-2574